`KIRKLAND LAKE GOLD REPORTS NEW WIDE, HIGH-GRADE INTERSECTIONS AT DETOUR LAKE

Results confirm and expand mineralization beyond Mid-Year 2021 Mineral Resource Estimates

Drilling confirms and identifies new mineralization inside recently updated resource pit shells

  Key Saddle Zone intercepts(1): 20.10 gpt(2) over 25.3 m(2), incl(2) 67.02 gpt over 6.0 m and incl 13.82 gpt over 6.3 m; 3.92 gpt over 34.0 m, incl 54.13 gpt over 2.0m; 3.31 gpt over 30.0 m incl 14.50 gpt over 2.0 m and incl 16.18 gpt over 3.0 m; 2.17 gpt over 26.0 m, incl 19.25 gpt over 2.0 m
  Key West Pit Zone intercepts(1): 3.23 gpt(2) over 20.0 m; 2.62 gpt over 48.0 m, incl 19.43 gpt over 3.7 m;  1.69 gpt over 36.0 m; 1.48 gpt over 23.7 m incl 10.25 gpt over 2.0 m; 1.38 gpt over 29.0 m; 1.18 gpt over 50.0 m, incl 13.15 gpt over 2.0 m; 1.16 gpt over 22.0 m; 1.14 gpt over 75.0 m, 1.09 gpt over 32.1 m

Drilling outside and adjacent to updated resource pit shells intersects new high-grade mineralization

  Key Saddle Zone intercepts(1): 3.95 gpt(2) over 22.0 metres ("m"), incl 12.30 gpt over 4.0 m; 2.85 gpt over 36.0 m, incl 18.71 gpt over 2.1 m; 2.83 gpt over 54.8 m, incl 32.3 gpt over 2.5 m and incl 10.39 gpt over 2.8 m; 1.58 gpt over 41.4 m, incl 6.33 gpt over 8.0 m; 1.58 gpt over 32.0 m; 1.14 gpt over 37.5 m
  Key West Pit Zone intercepts(1): 4.77 gpt(2) gpt over 32.0 metres ("m"), incl 44.46 gpt over 3.0 m; 157.77 gpt over 2.0 m; 52.90 gpt over 2.0 m; 8.21 gpt over 10.0 m; 7.99 gpt over 5.0 m; 17.74 gpt over 2.2 m; 17.17 gpt over 2.0 m; 2.07 gpt over 21.0 m; 1.81 gpt over 21.0 m, 1.37 gpt over 25.0 m.

(1) True widths are unknown at this time and intervals are reported using core lengths intersected in the holes.

(2) Grams per tonne ("gpt"); Metres ("m"); Including ("incl.").

Toronto, Ontario - November 2, 2021 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced results from 39 holes including six wedge holes and 35,572.6 m of drilling along the Detour Mine Trend ("DMT") at the Detour Lake property. The new holes being reported are the seventh batch of results from the 2020/2021 exploration program and the first since the October 15, 2021 filing of the updated 43-101 Technical Report which incorporated ongoing drilling at Detour up to July 26, 2021. The program is being completed to collect additional information supporting and potentially expanding the recently released 10.1-million-ounce increase in Measured and Indicated ("M&I") Mineral Resources (the "Mid-Year 2021 Mineral Resource Estimates"). The Company expects to convert a significant percentage of the increased M&I Mineral Resources into Mineral Reserves as it works to complete a new production plan, expected to be released in early 2022. Most of the new holes announced today are from drilling in the Saddle Zone, located between the existing Main Pit and planned West Pit locations, which has been underexplored and has no Mineral Reserves and from the future West Pit area.

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: "When we acquired Detour Lake we indicated that the potential existed to substantially grow Mineral Resources and Mineral Reserves and, with the extensive exploration success we are achieving, we are well down the path to achieving that growth. Today's drill results include a number of wide, high-grade intersections which highlight the opportunity we have to add significant new Mineral Resources beyond the 10.1-million-ounce increase that we recently reported. The results continue to confirm the existence of a broad and continuous corridor of mineralization extending over 4.0 km from the Main Pit through the Saddle Zone to beyond the planned West Pit location to a depth of at least 800 m below surface with the system remaining open.

"The new holes demonstrate the potential for further growth in Mineral Resources both within and outside of the existing resource pit shells. Also encouraging is that we continue to extend the mineralization to depth. Our 2020/2021 drilling program at Detour Lake is continuing with 12 surface drills in operation, with approximately 300,000 m of total drilling expected to be completed by the end of 2021."

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Saddle Zone

Drilling in the Saddle Zone included eight holes (9,277.7 m), including two wedge holes and targeted areas along the DMT directly to the west of the Main Pit Mineral Reserve shell.

Significant results from the drilling include: 20.10 gpt over 25.3 m, incl 67.03 gpt over 6.0 m and incl 13.82 gpt over 6.3 m, 1.62 gpt over 35.7 m, 1.33 gpt over 87.0 m, incl 18.13 over 2.0 m and 1.30 gpt over 53.0 m, incl 12.84 gpt over 2.1 m from hole DLM-21-295; 2.17 gpt over 26.0 m, incl 19.25 gpt over 2.0 m, 3.49 gpt over 16.0 m, incl 13.09 m over 3.0 m, 1.55 gpt over 54.0 and 1.18 gpt over 40.0 m from hole DLM-21-259; 3.31 gpt over 30.0 m, incl 14.50 gpt over 2.0 m and incl 16.18 gpt over 3.0 m, 1.50 gpt over 20.0 m, 1.36 gpt over 41.0 m, incl 18.77 over 2.0 m from hole DLM-21-259W; 1.22 gpt over 62.0 m, 1.37 gpt over 24.0 m, 1.23 gpt over 31.0 m and 1.89 gpt over 14.0 m from DLM-21-286; 1.36 gpt over 61.8 m, incl 6.05 gpt over 5.0 m, 2.71 over 21.9 m, 1.77 gpt over 30.0 m, 0.90 gpt over 24.2 m and 17.49 gpt over 2.0 m from hole DLM-21-289, 3.92 gpt over 34.0 m, incl 54.13 gpt over 2.0 m, 1.08 gpt over 32.9 m, and 19.70 gpt over 2.0 m from hole DLM-21-296. These holes were drilled to target the DMT between 200 and 550 m below surface and continue to confirm and identify new mineralization within untested gaps inside the recently announced updated Mineral Resource pit shells.

Additional significant intersections within the Saddle Zone which identified mineralization outside and below the October 15, 2021 Mineral Resource pit shell include: 3.95 gpt over 22.0 m, incl 12.30 gpt over 4.0 m from DLM-21-264D; 2.83 gpt over 54.8 m, incl 10.39 gpt over 2.8 m and incl 32.30 gpt over 2.5 m from DLM-21-289, and 2.85 gpt over 36.0 m, incl 18.71 gpt over 2.1 m and 1.58 gpt over 32.0 m from DLM-21-296;  1.58 gpt over 41.4 m, incl 6.33 gpt over 8.0 m, 1.14 gpt over 37.5 m, from DLM-21-259W; and 0.93 gpt over 32.0 m and 0.89 gpt over 29.8 m from DLM-21-286.

Results from all new holes in this area are considered extremely encouraging as they continue to confirm the presence of a broad corridor of mineralization extending between the Main Pit and Mineral Reserve in the planned West Pit (a distance of over 800 m) with the overall style of mineralization and gold tenor being very similar to that found in existing Mineral Reserves. Particularly encouraging is the identification of wide, high-grade mineralization near the lower limits of the current Mineral Resource pit shell, which indicates that a potential exists to expand the pit shell to depth and to add significant new open-pit Mineral Resources as well as to define underground Mineral Resources below the pit.

Future West Pit

Drilling west of the Main Pit and Saddle Zone areas in the future West Pit location included 31 holes (26,294.9 m) and four wedge holes.

Significant results from the drilling include: 3.23 gpt over 20.0 m, 1.09 gpt over 32.1 m, and 1.69 gpt over 16.8 m from hole DLM-21-268B; 2.62 gpt over 48.0 m, incl 19.43 gpt over 3.7 m, 0.93 gpt over 12.0 m from DLM-21-269A; 2.41 gpt over 10.0 m, 16.83 gpt over 2.0 m , 7.48 gpt over 3.0 m, 3.27 gpt over 8.6 m and 0.88 gpt over 21.0 m, from DLM-21-266; 1.69 gpt over 36.0 m, 1.01 gpt over 25.0 m, 26.07 gpt over 2.0 m , and 13.75 gpt over 3.0 m, from DLM-21-273; 1.18 gpt over 50.0 m, inc 13.15 gpt over 2.0 m, 0.97 gpt over 26.0 m from DLM-21-290; 1.14 gpt over 75.0 m, 0.80 gpt over 98.0 m, 1.71 gpt over 18.4 m, 0.91 gpt over 19.0 m and 21.85 gpt over 2.0 m from DLM-21-249; 1.16 gpt over 22.0 m and 0.92 gpt over 26.8 m from DLM-21-270;  1.08 gpt over 36.1 m, 0.99 gpt over 53.0 m and 0.86 gpt over 39.0 m from DLM-21-301A; 2.24 gpt over 15.3 m and 0.82 gpt over 25.0 m from DLM-21-279; 2.07 gpt over 14.8 m, 52.90 gpt over 2.0 m and 18.26 gpt over 2.0 m from DLM-21-291A; and 1.00 gpt over 23.6m, 0.82 gpt over 28.0 m from DLM-21-241D. These holes were drilled to target the DMT between 200 and 500 m below surface and continue to confirm and identify new mineralization within untested gaps inside the recently announced updated Mineral Resource Pit shells.

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North of the West Pit Resource

Recent drilling targeting mineralization north of the October 15, 2021 updated Mineral Resource in the West Pit area continue to demonstrate potential both near surface and at depth immediately to the north of the West Pit optimized Resource Pit Shell.

Significant intercepts from this area include: 4.77 gpt over 32.0 m, incl 44.46 gpt over 3.0 m, 17.74 gpt over 2.2 m, 17.17 gpt over 2.0 m, 1.07 gpt over 18.6 m and 0.88 gpt over 18.0 m from DLM-21-300; 2.07 gpt over 21.0 m, incl 4.04 gpt over 9.0 m from DLM-283A; 1.36 gpt over 34.0 m, 1.18 gpt over 40.2 m, 1.71 gpt over 10.2 m from hole DLM-21-278; 77.27 gpt over 2.0 m from DLM-21-275, 0.87 gpt over 31.0 m, 1.16 gpt over 15.5 m, and 1.18 gpt over 10.0 m from DLM-21-271; and 0.90 gpt over 37.0 m, incl 4.13 gpt over 3.0 m, 10.41 gpt over 2.0 m, 0.89 gpt over 15.0 m, and 0.87 gpt over 13.0 m from DLM-21-294A.

Below West Pit Resource

Drilling results below the West Pit area continue to demonstrate the potential for additional resources below the updated Resource Pit Shell.

Significant intercepts from this area, which demonstrate significant grades between 600 and 800 m below surface, include: 8.21 gpt over 10.0 m from DLM-21-279, 157.77 gpt over 2.0 m, 18.06 gpt over 2.0, 2.84 gpt over 12.0 m, incl 14.60 gpt over 2.0 m, and 0.93 gpt over 15.9 m from DLM-21-241D; 7.46 gpt over 5.0 m, 1.43 gpt over 16.0 m from DLM-21-265; 7.99 gpt over 5.0 m, 1.25 gpt over 19.0, 1.64 gpt over 13.0 m and  1.04 gpt over 15.0 m from DLM-21-269A; 1.81 gpt over 21.0 m from DLM-21-270; 1.37 gpt over 25.0 m and  0.88 gpt over 18.0 m from DLM-21-282A; 1.08 gpt over 50.5 m and 8.01 gpt over 2.7 m from DLM-21-266; 0.98 gpt over 95.5 m from DLM-21-268B, 0.80 gpt over 25.0 m and  0.70 gpt over 38.0 m from DLM-21-280.

Results from the drilling are considered very positive and continue to confirm the continuation of mineralization through the west portion of the Saddle Zone and into the area under the planned West Pit.

Based on assay results and other observations obtained from the program to date, the outlook for the project continues to be encouraging. The evidence of a broad and continuous corridor of mineralization extending from the Main Pit through the Saddle Zone to the planned West Pit is supported by the October 15, 2021 43-101 Technical Report with continued drilling intersecting mineralization to a depth of at least 800 m below surface. The work also suggests that mineralization within the corridor is very similar to that found in existing Mineral Reserves and is hosted within broad zones containing variable amounts of quartz and pyrite, which are controlled mainly by east-west trending, moderately north-dipping folds and shear structures which plunge at a shallow angle to the west. Given results to date, the potential to identify further extensions to mineralization as well as additions to Mineral Resources and Mineral Reserves through additional drilling is considered excellent.

The 2020/2021 exploration program is continuing at Detour Lake with twelve drills current working and a total of approximately 300,000 m expected to be completed by the end of 2021.

Qualified Persons

The Company's exploration programs at Detour Lake are conducted under the supervision of Eric Kallio, P.Geo., Senior Vice President, Exploration. Mr. Kallio, as well as Keith Green, P.Geo., Director, Exploration, Canada, and  Steve Gray, P.Geo, Exploration Superintendent, Detour Lake Mine, are 'qualified persons' for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators, and have reviewed and approved the scientific and technical information in this news release.

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QA/QC Controls

The Company has implemented a quality assurance and control ("QA/QC") program to ensure sampling and analysis of all exploration work is conducted in accordance with best practices. Samples are logged and sampled in a secure facility at the Detour mine site and under supervision of Qualified Geologists. NQ sized core is predominantly sawn in half with one half of the core prepared for shipment, the other half of core retained for future assay verification. Certified reference material (CRM) standards and coarse blank material are inserted every 20 samples. Core samples are shipped directly by courier and tracked via a chain of custody from site to certified off-site analytical laboratories for preparation and assaying.

Kirkland Lake Gold utilizes four accredited external laboratories to manage the significant volume of sample submissions. Each lab is certified by the Standards Council of Canada (SCC) which conforms with ASB-RG Mineral Analysis Laboratory for the Accreditation of Mineral Analysis Testing Laboratories and CAN-P-4E ISO/IEC 17025: General Requirements for the Competence of Testing and Calibration Laboratories.

Sample preparation includes crushing drill core up to 80% passing 2 mm, riffle splitting 500 grams and pulverizing to 95% passing 105 µm followed by both scheduled and specifically requested silica sand cleaning. Gold Analysis involves Fire Assay - Atomic Absorption (AA) technique from a 50-gram pulp sample with grade ranges between 5 to 10,000 ppb.  Samples greater than 10,000 ppb are analyzed with a gravimetric finish.  Selected high grade samples are also analyzed using the screen metallics procedure.

Contracted laboratories for the Kirkland Lake Gold's Detour Project include: ALS Global (sample preparation completed in Timmins, Ontario with pulps sent to Vancouver, BC for analysis), Activation Laboratories (sample preparation and analysis completed in Timmins, Ontario), SGS Laboratories (sample preparation and analysis completed in Cochrane, Ontario) and AGAT Laboratories (sample preparation in Timmins and analysis in Mississauga).

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a senior gold producer operating in Canada and Australia that is targeting 1,300,000 - 1,400,000 ounces of production in 2021. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website at www.kl.gold.

Cautionary Note Regarding Forward-Looking Information

This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to planned the exploration program at the Detour Lake Mine, costs and expenditures, the ability to potentially expand Mineral Reserves, changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves, the ability to expand the current pit design of the mine, the new mine plan and anticipated timing of the updated technical report with respect to the Detour Lake Mine and the anticipated benefits thereon, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

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Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "Inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include, among others, risks related to international operations, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2020 and other disclosures of "Risk Factors" by the Company and its predecessors, available on SEDAR. Although Kirkland Lake Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM")-CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the "Securities Act").

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"). These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definitions. U.S. investors are cautioned that while the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

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U.S. investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884, E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884, E-mail: mutting@kl.gold

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Table 1. Detour Lake Mine - Significant Assay Results

Hole Number	Section East	UTM NAD83		Hole Length (m)	Azimuth (°)	Dip (°)	From (m)	To (m)	Length (m)	Au (gpt)
		Easting	Northing
DLM-21-237	15660	587926	5541697	324.0	178	-56	306.0	312.0	6.0	1.36	West Pit
DLM-21-241D	15660	587925	5541734	702.0	178	-56	116.0	126.0	10.0	1.08	West pit
							162.0	172.0	10.0	1.53
							190.4	214.0	23.6	1.00
							378.0	406.0	28.0	0.82
							443.0	458.9	15.9	0.93
							569.1	621.0	51.9	0.50
							631.0	633.0	2.0	157.77
							648.0	650.0	2.0	18.06
							660.0	672.0	12.0	2.84
INCL.							660.0	662.0	2.0	14.60
DLM-21-249	15700	587965	5541725	705.0	178	-56	193.0	212.0	19.0	0.91	West Pit
							233.0	235.0	2.0	21.85
							335.0	433.0	98.0	0.80
							459.0	477.4	18.4	1.71
							553.0	628.0	75.0	1.14
DLM-21-259	17460	589729	5541512	771.7	182	-53	473.0	513.0	40.0	1.18	Saddle
							538.0	592.0	54.0	1.55
							638.0	654.0	16.0	3.49
INCL							651.0	654.0	3.0	13.09
							720.0	746.0	26.0	2.17
INCL							724.0	726.0	2.0	19.25
DLM-21-259W	17460	589729	5541512	451.0	182	-53	727.0	747.0	20.0	1.50
							798.0	828.0	30.0	3.31
INCL.							799.0	801.0	2.0	14.50
INCL.							812.0	815.0	3.0	16.18
							858.0	899.0	41.0	1.36
INCL.							884.0	886.0	2.0	18.77
							1018.0	1059.4	41.4	1.58
INCL.							1045.0	1053.0	8.0	6.33
							1072.5	1110.0	37.5	1.14

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							1122.0	1137.5	15.5	1.07
DLM-21-262	15980	588246	5541649	288.0	179	-54	123.0	125.0	2.0	21.71	West Pit
DLM-21-262W	15980	588246	5541649	266.0	179	-54	293.2	305.6	12.4	0.88
							378.8	381.0	2.2	31.33
							391.3	398.3	7.0	2.95
							458.6	471.0	12.4	0.81
DLM-21-264D	17740	590009	5541583	1254.0	182	-57	786.0	797.0	11.0	1.00	Saddle
							807.0	820.0	13.0	0.71
							916.0	938.0	22.0	3.95
INCL.							916.0	920.0	4.0	12.30
DLM-21-264DW	17740	590009	5541583	961.0	178	-53	712.0	729.5	17.5	1.06
							755.0	776.0	21.0	0.83
							831.0	848.0	17.0	1.02
DLM-21-265	16460	588726	5541578	750.0	179	-59	503.0	505.0	2.0	13.23	West pit
							531.0	550.0	19.0	0.83
							563.0	593.0	30.0	0.76
							635.3	646.0	10.7	0.96
							688.0	693.0	5.0	7.46
							734.0	750.0	16.0	1.43
DLM-21-266	15980	588245	5541737	952.0	179	-55	297.0	299.0	2.0	16.83	West Pit
							339.0	342.0	3.0	7.48
							362.4	371.0	8.6	3.27
							482.8	496.0	13.2	1.21
							574.0	595.0	21.0	0.88
							696.0	706.0	10.0	2.41
							732.8	735.5	2.7	8.01
							753.0	803.5	50.5	1.08
DLM-21-267	17540	589808	5541530	651.0	180	-61	496.0	511.0	15.0	1.88	Saddle
							528.1	541.0	12.9	0.97
DLM-21-268B	15900	588165	5541793	999.4	178	-58	378.9	411.0	32.1	1.09	West Pit
							433.0	453.0	20.0	3.23
							541.5	558.3	16.8	1.69
							782.0	877.5	95.5	0.98
DLM-21-269A	15860	588123	5541831	999.0	179	-57	269.0	281.0	12.0	0.93	West Pit

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							428.0	476.0	48.0	2.62
INCL.							461.5	465.2	3.7	19.43
							596.9	601.6	4.7	3.82
							712.0	731.0	19.0	1.25
							817.0	822.0	5.0	7.99
							850.0	865.0	15.0	1.04
							899.0	912.0	13.0	1.64
DLM-21-270	16260	588525	5541712	1069.0	181	-59	649.2	671.2	22.0	1.16	West Pit
							681.2	708.0	26.8	0.92
							719.8	725.0	5.2	3.22
							757.9	769.2	11.3	1.73
							788.2	815.0	26.8	0.70
							973.4	994.4	21.0	1.81
							1026.9	1038.9	12.0	1.09
DLM-21-271	15980	588243	5541827	921.0	178	-57	584.0	599.5	15.5	1.16	West Pit
							656.5	671.0	14.5	0.67
							692.0	702.0	10.0	1.18
							767.0	798.0	31.0	0.87
DLM-21-273	16300	588565	5541718	882.0	180	-59	93.0	96.0	3.0	13.75	West pit
							183.0	185.0	2.0	26.07
							318.9	354.9	36.0	1.69
							581.0	606.0	25.0	1.01
							629.0	643.8	14.8	0.84
							668.0	712.0	44.0	0.62
DLM-21-274	17060	589331	5541417	1053.0	182	-58	209.0	212.0	3.0	7.11	Saddle
							351.0	363.1	12.1	0.79
							447.0	471.0	24.0	1.09
							630.0	643.0	13.0	1.27
							745.0	755.0	10.0	0.90
							969.6	981.5	11.9	1.49
DLM-21-275	16140	588404	5541781	619.0	179	-58	553.0	555.0	2.0	77.27	West Pit
DLM-21-275W	16140	588404	5541781	549.0	179	-58	733.0	762.0	29.0	1.38
							820.0	831.0	11.0	0.88
DLM-21-276	15260	587534	5541264	162.0	178	-52	NSV				West Pit
DLM-21-277	15620	587886	5541677	627.0	178	-56	339.0	357.0	18.0	0.86	West Pit

9

							614.0	626.0	12.0	1.91
DLM-21-278	15820	588084	5541811	999.0	178	-61	284.0	291.0	7.0	3.11	West Pit
							439.7	463.4	23.7	1.48
INCL.							439.7	441.7	2.0	10.25
							600.0	610.2	10.2	1.71
							674.1	677.8	3.7	4.77
							691.0	721.0	30.0	0.55
							752.8	793.0	40.2	1.18
							820.0	850.0	30.0	0.66
							877.0	911.0	34.0	1.36
DLM-21-279	16100	588365	5541745	1074.0	179	-56	193.0	204.0	11.0	1.18	West Pit
							350.7	366.0	15.3	2.24
							664.0	689.0	25.0	0.82
							757.9	770.0	12.1	1.39
							778.8	788.9	10.1	1.03
							1023.0	1033.0	10.0	8.21
DLM-21-280	15660	587924	5541767	747.5	178	-56	274.0	285.9	11.9	2.04	West Pit
							405.0	456.1	51.1	0.63
							490.1	506.8	16.7	0.69
							601.0	639.0	38.0	0.70
							695.0	720.0	25.0	0.80
DLM-21-281	15260	587533	5541316	153.0	178	-52	76.1	78.5	2.4	18.71	West Pit
DLM-21-282A	15776	588040	5541785	909.0	177	-61	152.0	154.0	2.0	17.59	West Pit
							192.0	203.0	11.0	0.90
							412.0	414.0	2.0	14.84
							439.0	452.0	13.0	1.81
							466.0	475.0	9.0	2.94
							575.0	577.0	2.0	9.14
							640.0	651.0	11.0	0.87
							673.0	691.0	18.0	0.88
							701.0	726.0	25.0	1.37
							774.8	800.0	25.2	0.71
							857.0	874.0	17.0	0.76
DLM-21-283A	15900	588162	5541854	561.0	178	-60	469.0	490.0	21.0	2.07	West Pit
INCL.							479.0	488.0	9.0	4.04
DLM-21-284	15260	587532	5541363	201.0	178	-52	50.4	56.0	5.6	2.93	West Pit

10

DLM-21-285A	16060	588324	5541752	1050.0	180	-56	347.7	365.0	17.3	0.84	West Pit
							502.3	514.3	12.0	1.01
							692.0	713.5	21.5	1.17
							731.1	742.0	10.9	0.95
DLM-21-286	17220E	589494	5541253	903.0	178	-67	44.0	58.0	14.0	1.89	Saddle
							174.0	236.0	62.0	1.22
INCL.							189.0	194.0	5.0	3.92
							346.0	370.0	24.0	1.37
							501.0	532.0	31.0	1.23
							536.5	552.0	15.5	1.09
							594.0	623.8	29.8	0.89
							640.0	672.0	32.0	0.93
							860.0	888.0	28.0	0.73
DLM-21-287C	16520	587884	5541718	442.5	178	-58	189.6	215.0	25.4	0.72	West Pit
							231.1	243.1	12.0	1.19
							309.0	321.0	12.0	1.27
							396.0	410.0	14.0	1.11
							430.0	442.5	12.5	0.66
DLM-21-287CW	16520	587884	5541718	267.0	178	-58	437.0	464.9	27.9	1.09
							578.0	609.0	31.0	0.66
							618.0	637.0	19.0	0.85
							662.0	688.0	26.0	0.69
DLM-21-288	16580	588846	5541671	598.0	179	-60	94.7	109.0	14.3	0.60	West Pit
							469.4	480.3	10.9	1.19
DLM-21-288W	16580	588846	5541671	408.0	179	-60	629.0	641.0	12.0	0.93
							694.4	724.0	29.6	1.15
							739.4	750.0	10.6	1.02
DLM-21-289	17060	589331	5541416	1062.0	182	-60	366.0	378.9	12.9	0.76	Saddle
							416.0	418.0	2.0	17.49
							434.0	449.0	15.0	1.47
							496.0	520.2	24.2	0.90
							682.5	744.3	61.8	1.36
INCL.							694.6	699.6	5.0	6.05
							754.0	775.9	21.9	2.71

11

							797.0	827.0	30.0	1.77
							880.0	898.2	18.2	0.75
							919.2	974.0	54.8	2.83
INCL.							919.2	922.0	2.8	10.39
INCL.							943.4	945.9	2.5	32.30
DLM-21-290	15940	588204	5541849	894.0	178	-54	438.0	464.0	26.0	0.97	West Pit
							592.0	603.6	11.6	1.19
							789.0	839.0	50.0	1.18
INCL.							811.0	813.0	2.0	13.15
DLM-21-291A	15740	588002	5541873	1017.5	178	-57	364.0	366.0	2.0	18.26	West Pit
							493.6	508.0	14.4	1.26
							617.0	631.8	14.8	2.07
							664.0	666.0	2.0	52.90
							754.0	766.0	12.0	0.75
							862.0	883.0	21.0	0.64
DLM-21-292	16060	588322	5541854	1008.0	180	-57	311.0	329.0	18.0	0.78	West Pit
							715.0	732.0	17.0	0.80
							772.0	813.0	41.0	0.62
							830.0	849.0	19.0	0.99
							871.0	890.0	19.0	0.83
DLM-21-293A	16100	588362	5541881	1176.0	180	-58	753.0	804.0	51.0	0.88	West Pit
							827.0	849.0	22.0	0.80
							883.0	895.0	12.0	0.75
DLM-21-294A	16020	588283	5541815	1164.0	177	-58	241.0	252.0	11.0	1.04	West Pit
							580.9	582.9	2.0	10.41
							658.0	673.0	15.0	0.89
							686.0	699.0	13.0	0.87
							762.0	799.0	37.0	0.90
INCL.							762.0	765.0	3.0	4.13
DLM-21-295	17220	589494	5541253	978.0	178	-72	184.0	237.0	53.0	1.30	Saddle
INCL.							221.9	224.0	2.1	12.84
							248.7	276.0	27.3	0.82
							355.0	377.0	22.0	0.63
							448.0	473.3	25.3	20.10
INCL.							448.0	454.0	6.0	67.02
INCL.							467.0	473.3	6.3	13.82

12

							610.3	646.0	35.7	1.62
							699.0	786.0	87.0	1.33
INCL.							709.0	711.0	2.0	18.13
DLM-21-296	16940	589208	5541566	1104.0	180		25.0	27.0	2.0	19.7	Saddle
							394.1	427.0	32.9	1.08
							475.0	486.0	11.0	1.07
							585.0	619.0	34.0	3.92
INCL.							604.3	606.3	2.0	54.13
							662.3	673.0	10.7	0.89
							846.0	857.0	11.0	0.82
							882.0	914.0	32.0	1.58
							965.0	1001.0	36.0	2.85
INCL.							974.9	977.0	2.1	18.71
DLM-21-300	16020	588282	5541844	1176.0	177	-58	93.0	125.0	32.0	4.77	West Pit
INCL.							100.0	103.0	3.0	44.46
							251.0	253.0	2.0	17.17
							405.8	408.0	2.2	17.74
							708.0	726.0	18.0	0.88
							770.0	788.6	18.6	1.07
							834.0	859.0	25.0	0.78
DLM-21-301A	16980	589246	5541635	777.0	181	-58	429.0	443.5	14.5	0.76	West Pit
							470.0	506.1	36.1	1.08
							575.0	587.0	12.0	0.71
							642.0	646.0	4.0	4.06
							657.0	710.0	53.0	0.99
							732.0	771.0	39.0	0.86

Notes:

1. Assays are reported uncut.

2. Assay Intervals are reported as drill thickness.

3. nsv - no significant value.

4. An additional 947 m drilled from 20 abandoned/restarted holes not reported in table.

13

Figure 1. Detour Lake Mine - Property Plan View

Property Outline
Detour Lake Mine
58 North Zone
ONTARIO
QUEBEC
10.0 km
Detour Lake Property
UTM NAD 83 Zone 17
Plan View
KL
KIRKLAND LAKE GOLD

14

Figure 2. Detour Lake Mine - Longitudinal View

15

Figure 3.  Detour Lake Mine - Saddle Zone - Plan View

16